Exhibit 21.1

SUBSIDIARIES

DOMESTIC SUBSIDIARIES OF THE COMPANY:

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Harland Clarke Corp.	Delaware
Checks In the Mail, Inc.	Delaware
HFS Scantron Holdings Corp.	New York
Scantron Corporation	Delaware
Harland Financial Solutions, Inc.	Oregon
HFS Research & Development, Inc.	Delaware
John H. Harland Company of Puerto Rico	Georgia
Harland Financial Solutions India, LLC	Delaware
Spectrum K12 School Solutions, Inc.	Delaware
GlobalScholar, Inc.	Delaware
GlobalScholar Sub I, LLC	Delaware
GlobalScholar Sub II, LLC	Delaware
Faneuil, Inc.	Delaware
Faneuil Toll Operations LLC	Delaware

FOREIGN SUBSIDIARIES OF THE COMPANY:

NAME OF SUBSIDIARY	JURISDICTION
Harland Financial Solutions Worldwide Limited	Ireland
Harland Israel Limited	Israel
Scantron Canada, Limited	Canada
HFS Software India Private Limited	India
Harland Clarke Holdings Software India Private Limited	India
Faneuil Canada, Inc.	Canada